Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO The AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TALIS BIOMEDICAL CORPORATION

Talis Biomedical Corporation (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

1. The name of the Company is Talis Biomedical Corporation. The Company’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on June 26, 2013.

2. The Amended and Restated Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on February 17, 2021 (as amended, the “Restated Certificate”).

3. The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, duly adopted resolutions amending the Restated Certificate as follows:

a.
Section A of Article IV of the Restated Certificate is hereby amended and restated to read in its entirety as follows:

“The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 370,000,000 shares. 200,000,000 shares shall be Common Stock, each having a par value of $0.0001. 170,000,000 shares shall be Preferred Stock, each having a par value of $0.0001. Upon the effectiveness at 5:00 p.m. Eastern Time on July 5, 2023 (the “Effective Time”), pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Restated Certificate of Incorporation of the Company, each 15 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional share interests of Common Stock as a result of the Reverse Stock Split shall be entitled to receive in lieu of such fractional share interests, upon the Effective Time, one whole share of Common Stock in lieu of such fractional share interests.”

4. Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment to the Restated Certificate was submitted to the stockholders of the Company for their approval and was duly adopted in accordance with Section 242 of the DGCL.

5. All other provisions of the Restated Certificate as currently on file with the Secretary of State of the State of Delaware, shall remain in full force and effect.

[Remainder of this page intentionally left blank]

In Witness Whereof, the Company has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 28th day of June, 2023.

Name: /s/ Robert J. Kelley

Title: Chief Executive Officer